EXHIBIT 99.4

Press Release

Total acquires Engie’s upstream LNG business and becomes the second largest global LNG player

Paris, November 8, 2017 – Total has signed an agreement with Engie to acquire its portfolio of upstream liquefied natural gas (LNG) assets for an overall enterprise value of $1.49 billion. This portfolio includes participating interests in liquefaction plants, notably the interest in the Cameron LNG project in the US, long term LNG sales and purchase agreements, an LNG tanker fleet as well as access to regasification capacities in Europe. Additional payments of up to $ 550 million could be payable by Total in case of an improvement in the oil markets in the coming years.

“The acquisition of Engie’s upstream LNG business enables Total to accelerate the implementation of its strategy to integrate along the full gas value chain, in an LNG market growing strongly at 5% to 6% per year. The combination of these two complementary portfolios will allow the Group to manage an overall volume of around 40 million tonnes of LNG per year by 2020, making Total the second largest global player among the majors with a worldwide market share of 10%”, commented Patrick Pouyanné, Chairman & Chief Executive Officer of Total. “With the equity stake in the Cameron LNG project, Total will also become an integrated player in the US LNG market, where the Group is already a gas producer”.

The proposed transaction is subject to the applicable legally required consultation and notification processes with employee representatives as well as approvals by the relevant regulatory authorities and partners on certain contracts. The transaction is expected to close by mid 2018 and will have an effective date of 1st January 2018.

Following the transaction, Total will take over the teams in charge of the LNG activities at Engie, which represents around 180 employees.

In addition, in parallel with this transaction, Total and Engie agreed to cooperate to promote the use of biogas and renewable hydrogen, with Engie becoming Total’s priority supplier in this field.

This transaction will bring to Total

•	2.5 MTPA of liquefaction capacity to reinforce Total’s existing portfolio, bringing it to 23 MTPA by 2020, with :

•	16.6% equity stake in the Cameron LNG liquefaction plant with 3 trains currently under construction in Louisiana and the potential to expand by adding two further trains.

•	5% equity stake in the first train of the Idku LNG project in Egypt.

•	A portfolio of long-term LNG purchase and sale contracts, enabling the Group in increase its overall portfolio to 28 MTPA by 2020, with a diversified supply from Algeria, Nigeria, Norway, Russia, Qatar and the USA, and outlets balanced between Europe and Asia.

•	The access to regasification capacities of 14 MTPA in Europe, which, combined with the existing 4 MTPA of Total, allows the Group to balance its consolidated purchase and sales portfolio.

•	A fleet of 10 LNG tankers which will be consolidated with the 3 LNG carriers of Total.

Overall, combining its interests in liquefaction plants and its portfolio of third party supply contracts, the Group will manage a global volume of nearly 40 MTPA.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.